

May 2, 2025

Daniel Dorfman
Manager
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

> **Re: Roots Real Estate Investment Community I, LLC**
> **Post-Qualification Amendment No.8 to Offering Statement on Form 1-A**
> **Filed April 28, 2025**
> **File No. 024-11897**

Dear Daniel Dorfman:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No.8 to Offering Statement on Form 1-A

Real Estate Portfolio, page 49

1.   We acknowledge your response to prior comment 1 and reissue. To provide further clarity and context for investors, please disclose the occupancy rate and average effective annual rent on a group basis similarly to your other grouped disclosure provided.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael P. Williams